[O2Micro LOGO]

         O2Micro(R) Reports Fourth Quarter and Fiscal Year End Earnings
                            And Record High Revenues


GEORGE TOWN, Grand Cayman, January 31, 2007. O2Micro(R) International Limited (NASDAQ(R): OIIM; SEHK: 0457), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the fourth quarter and fiscal year ended December 31, 2006.

Net sales for the fourth quarter were $36.3 million. Fourth quarter revenue of $36.3 million was an increase of 15.4% from the preceding quarter and an increase of 27% from the comparable quarter of the prior year. Earnings per American Depositary Share (ADS) for the fourth quarter, fully diluted, were 4 cents, compared to 1 cent per ADS in the preceding quarter and the comparable quarter of the prior year.

Net income for the fourth quarter of $1.7 million was an increase of $1.1 million from the preceding quarter and an increase of $1.4 million from the comparable quarter of the prior year. Fourth quarter R&D expenditures were $8.7 million, an increase of 12.3% from the preceding quarter, and an increase of 21.2% from the comparable quarter of the prior year.

For the fiscal year ended December 31, 2006, total revenues were $124.9 million, an increase of 18.3% from $105.6 million in fiscal year 2005. Earnings per ADS for the year ended December 31, 2006 were 2 cents, fully diluted, compared to 20 cents, fully diluted, for the previous year. Net income was $743,000, compared to $8.1 million for the previous year. R&D expenditures were $31.8 million, compared to $25.4 million for the previous year, an increase of 24.9%.

"Q4 revenue growth of 15.4% over the prior quarter, and fiscal year 2006 revenue increase of 18.3% from the previous year, reflects growth and market share gain in our core markets as well as expansion of revenue from new products," commented Sterling Du, Chairman and CEO of O2Micro. Mr. Du continued, "The Company continued its on going effort to increase shareholder value through the introduction of innovative technologies and by increasing the company's patent portfolio, from 239 in Q3 to 260 in Q4, 2006. We continue to build our base for future growth and long term profitability with our investment in O2Micro's Integrated Circuit (IC) test facility in China, close to customers and suppliers."

Conference Call: O2Micro will hold its fourth quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST, and 6:00 a.m. (February 1, 2007) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:                       866-288-0540, pass code #6558954
In HONG KONG:                               800-965-503, pass code #6558954
Other INTERNATIONAL participants:           913-312-6666, pass code #6558954

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A replay of the call will be available by phone until February 7th using the following dial-in information.

       In the US and CANADA:                888-203-1112, pass code #6558954
       In HONG KONG:                        800-908-709, pass code #6558954
       Other INTERNATIONAL participants:    719-457-0820, pass code #6558954

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.


About O2Micro
-------------

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 6,461 patent claims granted, and over 8,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, long term profitability, increases in shareholder value, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.


Contact Information:
Mitchell Benus
Director of Investor Relations, O2Micro
Phone: 408.332.1749
Email: mitchell.benus@o2micro.com

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
                 O2Micro International Limited and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                              Three Months Ended                Year Ended
                                                                  December 31,                  December 31,
                                                              2006            2005          2006           2005
                                                           -----------    -----------    -----------    -----------
                                                            Unaudited      Unaudited
NET SALES                                                  $    36,315    $    28,592    $   124,915    $   105,552

COST OF SALES                                                   16,746         11,482         56,772         40,741
                                                           -----------    -----------    -----------    -----------

GROSS PROFIT                                                    19,569         17,110         68,143         64,811
                                                           -----------    -----------    -----------    -----------

OPERATING EXPENSES
Research and development (a)                                     8,745          7,214         31,751         25,421
Selling, general and administrative (a)                          8,563          5,456         29,209         20,279
Patent related litigation                                        2,102          2,325         10,962         10,174
                                                           -----------    -----------    -----------    -----------
Total Operating Expenses                                        19,410         14,995         71,922         55,874
                                                           -----------    -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS                                      159          2,115         (3,779)         8,937
                                                           -----------    -----------    -----------    -----------

NON-OPERATING INCOME (EXPENSES)
Interest income                                                    856            882          3,627          2,824
Impairment loss on long-term investments                             -              -           (756)             -
Foreign exchange gain (loss)                                       214             66           (261)          (443)
Other - net                                                         13         (2,297)          (538)        (2,137)
                                                           -----------    -----------    -----------    -----------
Total Non-operating Income                                       1,083         (1,349)         2,072            244
                                                           -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAX                                  1,242            766         (1,707)         9,181

INCOME TAX EXPENSE (BENEFIT)                                      (432)           540         (2,450)         1,034
                                                           -----------    -----------    -----------    -----------

NET INCOME                                                       1,674            226            743          8,147

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                            365           (406)           695           (238)
Unrealized loss on available-for-sale securities                  (293)          (470)          (205)          (770)
                                                           -----------    -----------    -----------    -----------
Total Other Comprehensive Income (Loss)                             72           (876)           490         (1,008)
                                                           -----------    -----------    -----------    -----------

COMPREHENSIVE INCOME (LOSS)                                $     1,746    $      (650)   $     1,233    $     7,139
                                                           ===========    ===========    ===========    ===========

EARNINGS PER SHARE:
Basic                                                      $    0.0009    $    0.0001    $    0.0004    $    0.0042
                                                           ===========    ===========    ===========    ===========
Diluted                                                    $    0.0009    $    0.0001    $    0.0004    $    0.0041
                                                           ===========    ===========    ===========    ===========

EARNINGS PER ADS
Basic                                                      $      0.04    $      0.01    $      0.02    $      0.21
                                                           ===========    ===========    ===========    ===========
Diluted                                                    $      0.04    $      0.01    $      0.02    $      0.20
                                                           ===========    ===========    ===========    ===========

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                         1,906,970      1,962,519      1,932,575      1,961,168
                                                           ===========    ===========    ===========    ===========
Diluted (in thousands)                                       1,912,792      1,995,056      1,946,211      1,997,459
                                                           ===========    ===========    ===========    ===========

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)                                            38,139         39,250         38,652         39,223
                                                           ===========    ===========    ===========    ===========
Diluted (in thousands)                                          38,256         39,901         38,924         39,949
                                                           ===========    ===========    ===========    ===========

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development                                   $       246        $     -    $     1,181        $     -
Selling, general and administrative                        $       312        $     -    $     1,408        $     -

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
                 O2Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)


                                                               December 31,   December 31,
                                                                  2006           2005
                                                               -----------    -----------
ASSETS
------

CURRENT ASSETS
Cash and cash equivalents                                      $    45,438    $    46,375
Restricted cash                                                      8,342          5,605
Short-term investments                                              19,697         55,653
Accounts receivable - net                                           18,987         11,460
Inventories                                                         14,076         15,943
Prepaid expenses and other current assets                            7,379          6,665
                                                               -----------    -----------
Total Current Assets                                               113,919        141,701
                                                               -----------    -----------

LONG-TERM INVESTMENTS                                               24,059         16,898
                                                               -----------    -----------

LAND, PROPERTY AND EQUIPMENT - NET                                  41,427         23,319
                                                               -----------    -----------

OTHER ASSETS
Restricted assets - net                                             14,540         14,492
                                                               -----------    -----------
Other Assets                                                         3,075          3,245
                                                               -----------    -----------

TOTAL ASSETS                                                   $   197,020    $   199,655
                                                               ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
Notes and accounts payable                                     $     9,851    $     5,760
Income taxes payable                                                   991          3,907
Accrued expenses and other current liabilities                      12,212         14,092
                                                               -----------    -----------
Total Current Liabilities                                           23,054         23,759
                                                               -----------    -----------

ACCRUED RETIREMENT BENEFIT COSTS                                       455              -
                                                               -----------    -----------

Total Liabilities                                                   23,509         23,759
                                                               -----------    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
     Authorized - 250,000,000 shares                                     -              -
Ordinary shares at $0.00002 par value per share
     Authorized - 4,750,000,000 shares
     Issued - 1,906,969,950 and 1,967,824,350 shares as of
       December 31, 2006 and December 31, 2005, respectively            38             39
Treasury stock - 15,030,000 shares as of December 31, 2005               -         (3,296)
Additional paid-in capital                                         140,224        141,532
Accumulated other comprehensive loss                                  (628)        (1,118)
Retained earnings                                                   33,877         38,739
                                                               -----------    -----------
Total Shareholders' Equity                                         173,511        175,896
                                                               -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $   197,020    $   199,655
                                                               ===========    ===========

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